Exhibit 99.1

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED
JUNE 30, 2016
(unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT

(unaudited - expressed in thousands of Canadian dollars)
	Note	June 30, 2016	December 31, 2015

ASSETS

Current Assets
Cash and cash equivalents		$18,100	$8,163
Accounts and other receivables		2,735	2,488
Restricted cash and deposits	3	3,816	4,089
Investments	4	3,687	386
Inventories		156	82
Prepaid expenses and other current assets		713	407
		29,207	15,615

Non-Current Assets
Restricted cash and deposits	3	4,681	4,871
Inventories		5,165	5,165
Property, plant and equipment	5	15,127	16,092
Mineral properties	6	61,822	60,483
Intangible assets		244	316

Total Assets		$116,246	$102,542

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities		$2,404	$2,143
Environmental services contract loss provision		90	116
Deferred revenue		438	447
Flow-through share premium pending renunciation		227	307
		3,159	3,013
Non-Current Liabilities
Environmental services contract loss provision		181	211
Deferred revenue		239	272
Silver streaming interest		18,118	18,118
Decommissioning and rehabilitation provision	7	5,222	5,111
Deferred income tax liabilities	11	656	784

Total Liabilities		27,575	27,509

Shareholders' Equity		88,671	75,033

Total Liabilities and Shareholders' Equity		$116,246	$102,542

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Michael Winn”
(signed)	(signed)
______________________________	______________________________
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30

(unaudited - expressed in thousands of Canadian dollars, except per share amounts)		Three months ended			Six months ended
	Note	2016	2015		2016	2015

Environmental Services Revenue		$2,831	$2,610		$5,179	$7,126
Environmental Services Costs		2,121	2,031		3,904	5,355
Gross Profit		710	579	#	1,275	1,771

General and administrative expenses	9	1,924	1,932		3,904	4,084
Mine site care and maintenance	10	477	575		999	1,165
		2,401	2,507		4,903	5,249

Operating Loss		(1,691)	(1,928)	#	(3,628)	(3,478)

Other Income (Expenses)
Other income (expenses)		(41)	13		(20)	40
Gain (loss) on investments		1,629	(75)		1,805	(75)
Foreign exchange gain (loss)		(21)	70		(299)	648

Loss Before Taxes		(124)	(1,920)		(2,142)	(2,865)

Income Tax Provision (Recovery)
Current	11	-	-		-	1
Deferred	11	(276)	(54)		(184)	(508)

Net Income (Loss)		152	(1,866)		(1,958)	(2,358)

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to net income (loss)
Cumulative translation adjustments, net of tax $228,		4	(93)		152	(234)
$(108), $(24), and $170
Gain (loss) on available-for-sale investments, net of tax		1,348	(135)		1,407	(147)
Recycle loss on impaired investments to current income		-	75		-	75

Total Comprehensive Income (Loss)		$1,504	$(2,019)		$(399)	$(2,664)

Income (Loss) Per Share
Basic and diluted	12	$-	$(0.03)		$(0.02)	$(0.03)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30

(unaudited - expressed in thousands of Canadian dollars)	Three months ended		Six months ended
	2016	2015	2016	2015

Cash Flows from Operating Activities
Net income (loss)	$152	$(1,866)	$(1,958)	$(2,358)
Items not affecting cash from operations:
Deferred revenue	23	(748)	(43)	(1,067)
Environmental services contract loss provision	(18)	27	(56)	59
Depreciation of property, plant and equipment	494	518	992	1,100
Amortization of intangible assets	27	12	56	26
Share-based compensation expense	332	139	650	405
Finance costs, foreign exchange and other	183	(62)	382	(502)
Realized gain on disposition of investments	(106)	-	(236)	-
Unrealized (gain) loss on investments	(1,523)	75	(1,569)	75
Deferred income tax recovery	(269)	(54)	(184)	(508)
Changes in non-cash working capital balances related to operations
(Increase) decrease in accounts and other receivables	(912)	1,847	(239)	1,039
(Increase) in inventories	(32)	(33)	(75)	(43)
(Increase) decrease in prepaid expenses and other current assets	(224)	(13)	(306)	68
(Decrease) in accounts payable and accrued liabilities	(4)	(24)	(374)	(299)
Increase (decrease) in income taxes payable	-	(1)	-	2

	(1,877)	(183)	(2,960)	(2,003)

Cash Flows from Investing Activities
Expenditures on mining operations properties	(43)	(102)	(68)	(114)
Expenditures on exploration and evaluation properties	(392)	(323)	(547)	(554)
Purchase or disposal of property, plant and equipment	(50)	(30)	(55)	(25)
Decrease in restricted cash and deposits	-	929	160	1,563

	(485)	474	(510)	870

Cash Flows from Financing Activities
Proceeds from issuance of shares	13,008	-	13,008	-
Issuance costs	(815)	-	(815)	-
Proceeds from exercise of warrants	1,040	-	1,040	-
Proceeds from exercise of stock options	174	-	174	-

	13,407	-	13,407	-

Increase (decrease) in Cash and Cash Equivalents	11,045	291	9,937	(1,133)
Cash and Cash Equivalents - Beginning of Period	7,055	7,215	8,163	8,639

Cash and Cash Equivalents - End of Period	$18,100	$7,506	$18,100	$7,506

The accompanying notes are an integral part of these consolidated financial statements

SUPPLEMENTAL CASH FLOW INFORMATION (see note 14)

ALEXCO RESOURCE CORP.
INTERIM CONDENSDED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIODS ENDED JUNE 30
(unaudited – expressed in thousands of Canadian dollars)

	Common Shares
				Share Options and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)
	Number of Shares
		Amount	Warrants					Total
Balance - December 31, 2015	77,226,023	$168,585	$1,405	$7,378	$12,063	$(113,686)	$(712)	$75,033

Net loss	-	-	-	-	-	(1,958)	-	(1,958)
Other comprehensive income	-	-	-	-	-	-	1,559	1,559
Share-based compensation expense recognized	-	-	-	742	-	-	-	742
Equity offering, net of issuance costs	10,839,972	9,880	2,202	-	-	-	-	12,082
Exercise of share options	248,002	257	-	(84)	-	-	-	173
Exercise of warrants	770,800	1,301	(261)					1,040
Share options forfeited or expired	-	-	-	(328)	328	-	-	-
Release of RSU settlement shares	135,001	420	-	(420)	-	-	-	-

Balance - June 30, 2016	89,219,798	$180,443	$3,346	$7,288	$12,391	$(115,644)	$847	$88,671

Balance - December 31, 2014	69,335,566	$164,708	$1,342	$8,519	$10,829	$(108,177)	$(184)	$77,037

Net loss	-	-	-	-	-	(2,358)	-	(2,358)
Other comprehensive income	-	-	-	-	-	-	(306)	(306)
Share-based compensation expense recognized	-	-	-	450	-	-	-	450
Share options forfeited or expired	-	-	-	(1,176)	1,176	-	-	-
Release of RSU settlement shares	133,333	557	-	(557)	-	-	-	-
Balance - June 30, 2015	69,468,899	$165,265	$1,342	$7,236	$12,005	$(110,535)	$(490)	$74,823

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations
Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005.  Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia).  The Corporation operates two principal businesses:  a mining business, comprised of mineral exploration and mine development and operation in Canada, located in the Yukon Territory; and through its Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada and the United States.
The Corporation is in the process of exploring and developing its mineral properties.  The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property.  Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured.  The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.
In September 2013, the Corporations Bellekeno mining operations were suspended in light of a sharply reduced silver price environment and have remained on care maintenance since then.
Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU).  The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.
2.	Basis of Preparation and Statement of Compliance
These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.  These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2015, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent annual financial statements.  These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on August 9, 2016.
These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, share-based compensation and certain financial assets which have been measured at fair value.  All figures are expressed in Canadian dollars unless otherwise indicated.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
3.	Restricted Cash and Deposits
	June 30 2016	December 31 2015

Security for remediation services agreement	$4,240	$4,543
Security for decommissioning obligations	4,191	4,189
Other	66	228

Restricted cash and deposits	8,497	8,960

Less: Current portion	3,816	4,089

	$4,681	$4,871

Security for remediation services agreement of $4,240,000 (US$3,283,000) as at June 30, 2016 (2015 - US$3,283,000) represents security that has been posted by AEG US in support of a cost performance commitment provided under an environmental consulting and remediation services agreement with a third party customer.  The current portion of $3,816,000 is the estimated security that will be released as per the service agreement within the next twelve months.
4.	Investments
	June 30 2016	December 31 2015

Common shares held	$1,998	$386
Warrants held	1,689	-

	$3,687	$386

As of June 30, 2016, the Corporation held 2,125,000 common shares of Golden Predator Mining Corp. and 1,875,000 warrants exercisable for a price of $0.15 per share, and 250,000 warrants exercisable for a price of $0.21 per share.

During the three and six month periods ended June 30, 2016, the Corporation recorded a realized pre-tax gain on investments of $111,000 and $241,000 (2015 – $nil and $nil).  During the three and six month periods ended June 30, 2016, the Corporation recorded a fair value adjustment gain (loss) for the warrants, pre-tax of $1,518,000 and $1,564,000 (2015 – ($75,000) and ($75,000)) to income.  During the same period, the Corporation has recorded a fair value adjustment gain (loss) for the common shares, pre-tax of $1,596,000 and $1,655,000 (2015 – ($135,000) and ($147,000)) to other comprehensive income.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

5.	Property, Plant and Equipment
Cost	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2015	1,364	5,213	20,402	6,707	1,322	35,008
Additions	-	-	-	-	54	54
Decommission change in estimate	-	-	41	-	-	41

June 30, 2016	$1,364	$5,213	$20,443	$6,707	$1,376	$35,103

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2015	215	3,946	7,788	5,759	1,208	18,916
Depreciation	30	213	523	284	10	1,060

June 30, 2016	$245	$4,159	$8,311	$6,043	$1,218	$19,976

Net book Value	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2015	$1,149	$1,267	$12,614	$948	$114	$16,092

June 30, 2016	$1,119	$1,054	$12,132	$664	$158	$15,127

During the three month and six month periods ended June 30, 2016, the Corporation recorded total depreciation of property, plant and equipment of $528,000 and $1,060,000 (2015 – $569,000 and $1,178,000), respectively, of which $494,000 and $992,000 (2015 – $518,000 and $1,100,000) has been charged to income  with $61,000 and $121,000 (2015 – $51,000 and $152,000) recorded in environmental services cost of sales and $433,000 and $871,000 (2015 – $467,000 and $948,000) reflected under general expenses and mine site care and maintenance.
The remaining balance of, $34,000 and $68,000 (2015 – $51,000 and $78,000), respectively, was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
6.	Mineral Properties

	December 31, 2015	Expenditures Incurred	June 30 2016

Mineral Properties
Keno Hill District Properties –
Bellekeno	$8,833	$67	$8,900
Lucky Queen	1,958	61	2,019
Onek	289	17	306
McQuesten	3,794	20	3,814
Silver King	7,154	-	7,154
Flame & Moth	20,912	137	21,049
Bermingham	11,059	1,037	12,096
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,410	-	5,410
Other	190	-	190

Total	$60,483	$1,339	$61,822

	December 31, 2014	Expenditures Incurred	December 31 2015

Mineral Properties
Keno Hill District Properties –
Bellekeno	$8,149	$684	$8,833
Lucky Queen	1,924	34	1,958
Onek	255	34	289
McQuesten	3,690	104	3,794
Silver King	7,154	-	7,154
Flame & Moth	20,467	445	20,912
Bermingham	9,717	1,342	11,059
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,342	68	5,410
Other	190	-	190

Total	$57,772	$2,711	$60,483

	Mining Operations Properties	Exploration and Evaluation Properties	Total

June 30, 2016
Cost	$130,151	$57,608	$187,759
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$11,224	$50,598	$61,822

December 31, 2015
Cost	$130,007	$56,413	$186,420
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$11,080	$49,403	$60,483

December 31, 2014
Cost	$129,255	$54,454	$183,709
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$10,328	$47,444	$57,772

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
7.	Decommissioning and Rehabilitation Provision
	June 30 2016	December 31 2015

Balance – beginning of period	$5,111	$4,151

Increase due to re-estimation	87	904
Accretion expense, included in finance costs	24	56

Balance – end of period	$5,222	$5,111

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Lucky Queen and Onek mines. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements.  The Corporation filed an updated Reclamation and Closure Plan for its current operations and the future development of the Flame & Moth deposit. As a result, the Quartz Mining License (“QML”) required that Alexco increase its posted security from $4.2 million to $6.3 million. The $4.2 million currently posted is included in the Corporation’s non-current restricted cash and deposits. The Yukon Mine Site Reclamation and Closure Policy Financial Guidelines provide several forms of acceptable security, which includes pledging assets, bank letters of credit, surety bonds and insurance. On July 26, 2016 the Corporation posted the additional $2.1 million in cash for security and are currently working with the Yukon Government to substitute a portion of the cash posted in exchange for a pledge of assets.
The total undiscounted amount of the estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $6,056,000 (December 31, 2015 – $6,178,000), which expenditures are expected to be incurred substantially over the course of the next 19 years.  In determining the carrying value of the decommissioning and rehabilitation provision as at June 30, 2016, the Corporation has used a risk-free discount rate of 1.52% (December 31, 2015 – 1.87%) and an inflation rate of 2.0% (December  31, 2015 – 2.0%).
8.	Capital and Reserves
Shareholders’ Equity
The following shares transactions took place during the six months ended June 30, 2016:
1.	On May 17, 2016, the Corporation closed a non-brokered private placement of units of the Corporation ("Units") at a price of C$1.20 per Unit pursuant to which the Corporation issued 10,839,972 Units for aggregate gross proceeds of C$13,007,966. Each unit consisted of one common share and one-half of one non-transferable warrant, each whole such warrant entitling the holder to purchase one additional common share of the Corporation at a price of C$1.75 per share for a period of 24 months following the date of issuance.
2.	During the six months ended June 30, 2016 248,002 stock options were exercised for proceeds of $173,000.
3.	During the six months ended June 30, 2016 770,800 warrants were exercised for proceeds of $1,040,000.
4.	During the six months ended June 30, 2016 135,001 common shares were issued from treasury on the vesting of restricted share units.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
The changes in warrants outstanding are summarized as follows:
Expiry Date	Exercise Price	Balance at December 31, 2015	Issued	Exercised	Balance at June 30, 2016
August 21, 2016	$1.40	3,507,500	-	508,500	2,999,000
August 21, 2016	$1.35	455,975	-	262,300	193,675
December 8, 2016	$0.53	368,062	-	-	368,062
May 17, 2018	$1.75	-	5,419,986	-	5,419,986
May 17, 2018	$1.49	-	225,300	-	225,300

	$1.56	4,331,537	5,645,286	770,800	9,206,023

Equity Incentive Plan
At the Corporations annual general meeting held June 9, 2016, the shareholders approved a new equity incentive plan (the “New Plan”), under which the aggregate number of common shares issuable on the exercise of stock options or issuance of restricted share units (“RSUs”) cannot exceed 10% of the number of common shares issued and outstanding. As at June 30, 2016, a total of 6,416,495 stock options and 520,903 RSUs were outstanding under the New Plan and a total of 1,987,581 remain available for future granting.
Incentive Stock Options
Stock options have a maximum term of five years, vesting 25% upon granting and 25% each six months thereafter. The exercise price may not be less than the closing quoted price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.
The changes in incentive share options outstanding are summarized as follows:
	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance – December 31, 2015	$3.20	4,444,497	$6,906

Stock options granted	$1.11	2,537,500	-
Share-based compensation expense	-	-	637
Stock options exercised	$0.70	(248,002)	(84)
Options forfeited or expired	$1.77	(317,500)	(328)

Balance – June 30, 2016	$2.54	6,416,495	$7,131

Balance – December 31, 2014	$4.36	3,619,830	$7,712

Stock options granted	$0.60	1,341,000	-
Share-based compensation expense	-	-	279
Options forfeited or expired	$4.54	(489,500)	(1,176)

Balance – June 30, 2015	$3.21	4,471,330	$6,815

During the three month period ended June 30, 2016, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.53% (2015 – 0.58%) per annum, an expected life of options of 4 years (2015 – 4 years), an expected volatility of 70% based on historical volatility (2015 – 67%), an expected forfeiture rate of 4% (2015 – 4%) and no expected dividends (2015 – nil).
Incentive share options outstanding and exercisable at June 30, 2016 are summarized as follows:
	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.60	35,000	3.46	$0.60	11,667	$0.60
$0.60	1,175,999	3.62	$0.60	783,999	$0.60
$0.84	1,687,499	4.62	$0.84	562,500	$0.84
$1.73	600,000	4.95	$1.73	150,000	$1.73
$1.78	150,000	5.00	$1.78	37,500	$1.78
$1.94	599,000	2.62	$1.94	599,000	$1.94
$3.45	677,997	0.73	$3.45	677,997	$3.45
$4.16	389,500	1.56	$4.16	389,500	$4.16
$6.92	502,000	0.57	$6.92	502,000	$6.92
$7.10	596,000	1.54	$7.10	596,000	$7.10
$8.13	3,500	1.86	$8.13	3,500	$8.13

	6,416,495	3.08	$2.54	4,313,663	$3.28

During the three month and six month period ended June 30, 2016, the Corporation recorded total share-based compensation expense of $300,000 and $637,000 (2015 – $73,000 and $279,000), respectively, related to incentive share options, of which $23,000 and $92,000 (2015 – $12,000 and $45,000) is recorded to mineral properties and $277,000 and $545,000 (2015 – $61,000 and 234,000) has been charged to income.
Restricted Share Units
RSUs vest one-third upon granting and one third on each of the first and second anniversary dates of the grant date. As at June 30, 2016, a total of 520,905 RSUs were outstanding of which 490,906 are held under the New Plan and 29,999 are held under the December 14, 2012 RSU plan (the “Old Plan”). Under the Old Plan, 29,997 shares were purchased on the open market and are currently administered by a trustee. The Corporation is required under IFRS to consolidate the plan trust, and the outstanding number of common shares reflected in these financial statements is reduced by the number of shares held by the Old Plan trustee for future settlements.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in RSUs outstanding are summarized as follows:
	Number of shares issued or issuable on vesting	Amount

Balance – December 31, 2015	360,904	$472

RSUs granted	295,000	-
Share-based compensation expense recognized	-	105
RSUs vested	(135,001)	(420)

Balance – June 30, 2016	520,903	$157

Balance – December 31, 2014	507,192	$807

RSUs granted	135,000	-
Share-based compensation expense recognized	-	171
RSUs vested	(133,333)	(557)

Balance – June 30, 2015	508,859	$421

A total of 295,000 RSUs (2015 - 135,000) were granted in the first quarter of 2016, with total grant-date fair value determined to be $268,000 (2015 - $81,000).  Included in general and administrative expenses for the three month and six month periods ended June 30, 2016 is share-based compensation expense of $55,000 and $105,000 (2015 – $78,000 and 171,000), respectively, related to RSU awards.
9.	General and Administrative Expenses
The Corporation recorded general and administrative expenses for the three month and six periods ended June 30, 2016 and 2015 as follows:
Corporate	Three Months Ended		Six Months Ended
	2016	2015	2016	2015
General and administrative expenses
Depreciation	$18	$21	$32	$42
Amortization of intangible assets	4	4	7	7
Business development and investor relations	147	111	206	270
Office, operating and non-operating overheads	213	301	343	543
Professional	140	113	220	169
Regulatory	18	9	109	130
Salaries and contractors	334	348	691	713
Share-based compensation	298	106	509	284
Travel	52	36	85	70

	$1,224	$1,049	$2,202	$2,228
Environmental Services	Three Months Ended		Six Months Ended
	2016	2015	2016	2015
General and administrative expenses
Depreciation	$8	$18	$19	$35
Amortization of intangible assets	24	10	49	20
Business development and investor relations	9	28	28	32
Office, operating and non-operating overheads	178	192	380	388
Professional	8	32	27	38
Salaries and contractors	424	529	1,038	1,167
Share-based compensation	30	28	129	107
Travel	19	47	32	70

	$700	$884	$1,702	$1,857
Total General and Administrative Expenses	$1,924	$1,933	$3,904	$4,085

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	Mine Site Care and Maintenance
The Corporation recorded mine site care and maintenance expenses for the three month and six month periods ended June 30, 2016 and 2015 as follows:
	Three Months Ended		Six Months Ended
	2016	2015	2016	2015

Mine site care and maintenance
Depreciation	$405	$428	$816	$871
Office, operating and non-operating overheads	42	133	115	242
Other expenses	30	14	68	52

	$477	$575	$999	$1,165
11.	Income Tax (Recovery) Expense
The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes.  For the six month periods ended June 30, 2016 and 2015, these differences result from the following items:

	2016	2015

Accounting loss before taxes	$(2,142)	$(2,865)
Federal and provincial income tax rate of 26% (2015 – 26%)	(556)	(745)

Non-deductible permanent differences	(43)	22
Differences in foreign exchange rates	(77)	(19)
Effect of difference in tax rates	(62)	(104)
Change in benefits not recognized	396	320
Change in estimate	8	19
Flow-through share renunciation	150	(1)
	372	237

Recovery of income taxes	$(184)	$(508)

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
12.	Income (Loss) Per Share
The following table sets forth the computation of basic and diluted loss per share for the three month and six month periods ended June 30, 2016 and 2015:
	Three Months Ended		Six Months Ended
	2016	2015	2016	2015
Numerator
Net income (loss) for the period	$152	$(1,866)	$(1,958)	$(2,358)

Denominator
For basic – weighted average number of shares outstanding	83,847,017	69,588,898	80,588,883	69,588,898
Effect of dilutive securities – incentive share options, warrants and RSUs	2,505,016	-	-	-
For diluted – adjusted weighted average number of shares outstanding	86,352,033	69,588,898	80,588,883	69,588,898

Income (Loss) Per Share
Basic	$0.00	$(0.03)	$(0.02)	$(0.03)
Diluted	$0.00	$(0.03)	$(0.02)	$(0.03)

13.	Financial Instruments
Financial Assets and Liabilities
Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

Fair Value Hierarchy Classification		June 30 2016	December 31 2015

Fair value through profit or loss
Warrants held-for-trading	Level 2	$1,689	$-

Available-for-sale
Investment in common shares	Level 1	$1,998	$386
		$3,687	$386

The carrying amounts of all of the Corporation’s financial assets and liabilities reasonably approximate their fair values.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
14.	Supplemental Cash Flow Information
Supplemental cash flow information with respect to the three month and six month periods ended June 30, 2016 and 2015 is summarized as follows:
	Three Months Ended		Six Months Ended
	2016	2015	2016	2015

Operating Cash Flows Arising From Interest and Taxes
Interest received	$18	$30	$30	$55

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$23	$12	$92	$45
Capitalization of depreciation to mineral properties	$34	$51	$68	$78
Capitalization of re-estimation of decommissioning and rehabilitation provision	$53	$(127)	$45	$(133)
Increase (decrease) in non-cash working capital related to:
Mining operations properties	$60	$73	$57	$74
Exploration and evaluation properties	$483	$242	$463	$262
15.	Segmented Information
The Corporation had two operating segments during the three month and six month periods ended June 30, 2016 and 2015, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including the Bellekeno mine, which produced silver, lead and zinc in the form of concentrates (suspended in September 2013), and exploration and evaluation activities. The Corporation’s executive head office and general corporate administration are included within ‘Corporate’ to reconcile the reportable segments to the consolidated financial statements. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. During the second quarter of 2013, both the Lucky Queen and Onek property assets were transferred from the exploration segment to the mining operations segment, as a result of the receipt of remaining operating permits. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Segmented information as at and for the three month and six month periods ended June 30, 2016 and 2015 is summarized as follows:
For the three months ended June 30, 2016	Environmental Services	Mining	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,457	$-	$-	$1,457
Non-Canadian	1,374	-	-	1,374
Total revenues as reported	2,831	-	-	2,831

Cost of sales	2,121	-	-	2,121
Depreciation and amortization	32	-	22	54
Share-based compensation	30	-	298	328
Other G&A expenses	648	10	890	1,548
Other mine site care and maintenance	-	477	-	477
Foreign exchange loss	-	-	21	21
Gain on investments for sale	-	-	(1,629)	(1,629)
Other (income) expense	-	12	23	35

Segment income (loss) before taxes	$-	$(499)	$375	$(124)

Total assets	$9,261	$86,345	$20,640	$116,246

For the three months ended June 30, 2015	Environmental Services	Mining Operations	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,447	$-	$-	$1,447
Non-Canadian	1,163	-	-	1,163
Total revenues as reported	2,610	-	-	2,610

Cost of sales	2,031	-	-	2,031
Depreciation and amortization	28	-	24	52
Share-based compensation	28	-	114	142
Other G&A expenses	844	12	883	1,739
Other mine site care and maintenance	-	575	-	575
Foreign exchange (gain) loss	(144)	1	73	(70)
Investment income	-	-	(27)	(27)
Finance costs	-	13	-	13
Derivative loss	-	-	-	-
Loss on impaired long-term investments	-	-	75	75

Segment loss before taxes	$(177)	$(601)	$(1,142)	$(1,920)

Total assets	$8,271	$21,398	$8,204	$101,565

For the six months ended June 30, 2016	Environmental Services	Mining	Corporate	Total

Segment revenues –
External customers –
Canadian	$3,181	$-	$-	$3,181
Non-Canadian	1,998	-	-	1,998
Total revenues as reported	5,179	-	-	5,179

Cost of sales	3,904	-	-	3,904
Depreciation and amortization	68	-	39	107
Share-based compensation	129	-	509	638
Other G&A expenses	1,505	-	1,642	3,147
Other mine site care and maintenance	-	999	-	999
Foreign exchange loss	-	-	299	299
Gain on investments for sale	-	-	(1,805)	(1,805)
Other (income) expense	-	25	7	32

Segment loss before taxes	$(427)	$(1,024)	$(691)	$(2,142)

Total assets	$9,261	$86,345	$20,640	$116,246

For the six months ended June 30, 2015	Environmental Services	Mining Operations	Corporate	Total

Segment revenues –
External customers –
Canadian	$4,095	$-	$-	$4,095
Non-Canadian	3,031	-	-	3,031
Total revenues as reported	7,126	-	-	7,126

Cost of sales	5,355	-	-	5,355
Depreciation and amortization	55	-	48	103
Share-based compensation	107	-	292	399
Other G&A expenses	1,703	22	1,857	3,582
Other mine site care and maintenance	-	1,165	-	1,165
Foreign exchange (gain) loss	(252)	5	(401)	(648)
Investment income	-	-	(62)	(62)
Finance costs	-	22	-	22
Loss on impaired long-term investments	-	-	75	75

Segment income (loss) before taxes	$158	$(1,214)	$(1,809)	$(2,865)

Total assets	$8,271	$21,398	$8,204	$101,565

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
16.	Related Party Transactions
The Corporation’s related parties include its subsidiaries and key management personnel. Key management personnel compensation for the three month and six periods ended June 30, 2016 and 2015 is summarized as follows:
(a)	Key Management Personnel Compensation
	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015

Salaries and other short-term benefits	$412	$433	$856	$918
Share-based compensation	324	117	606	341
	$736	$550	$1,462	$1,259

Key management includes the Corporation’s Board of Directors and members of senior management.
17.	Commitments
As at June 30, 2016, the Corporation’s contractual obligations are as follows:
(a)	The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:
2016	155
2017	261
2018	185
Thereafter	57

$658

(b)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $156,000.
(c)	As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares, the Corporation is required to incur further renounceable exploration expenditures totaling $2,187,000 by December 31, 2016.

18.	Subsequent Events
a)	Subsequent to June 30, 2016, 2,433,575 warrants were exercised for proceeds of $3,401,576.
b)	On July 29, 2016 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of Cdn$50 million during the 25-month period following July 29, 2016.